Exhibit 99.1

Oxy Vinyls, LP and Subsidiaries

Consolidated Financial Statements

December 31, 2003

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

To the Partners

Oxy Vinyls, LP:

We have audited the consolidated balance sheets of Oxy Vinyls, LP and subsidiaries (the “Partnership”) as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in partners capital and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The 2001 financial statements of the Partnership were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated January 28, 2002.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Oxy Vinyls, LP and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As explained in Note 3 to the financial statements, effective January 1, 2003, the Partnership changed its method of accounting for asset retirement obligations. In addition, as explained in Note 2 to the financial statements, effective April 1, 2003, the Partnership changed its method of accounting for the consolidation of variable interest entities.

/s/ KPMG LLP

January 26, 2004

Dallas, Texas

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Partners, Oxy Vinyls, LP:

We have audited the accompanying consolidated balance sheets of Oxy Vinyls, LP and subsidiaries (the “Partnership”) as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in partners’ capital, and cash flows for the years ended December 31, 2001 and 2000, and for the period from April 30, 1999 through December 31, 1999. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Partnership as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years ended December 31, 2001 and 2000, and for the period from April 30, 1999 through December 31, 1999, in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP

Dallas, Texas,

January 28, 2002

THIS IS A COPY OF THE AUDIT REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP IN CONNECTIOIN WITH THE ISSUANCE OF OXY VINYLS, LP’S FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2001 FOR INCLUSION IN POLYONE CORPORATION’S FORM 10-K. THIS AUDIT REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP IN CONNECTION WITH THE COMPLETION OF OXY VINYLS, LP’S 2002 FINANCIAL STATEMENTS OR THE FILING OF POLYONE CORPORATION’S FORM 10-K. SEE EXHIBIT 23.3 FOR FURTHER DISCUSSION.

OXY VINYLS, LP AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2003 and 2002

(Amounts in thousands)

	2003	2002
CURRENT ASSETS
Cash and cash equivalents	$119	$4,503
Trade receivables	41,418	25,366
Other receivables	2,760	1,627
Receivables from OXY Receivables Corporation, net	158,972	129,157
Receivables from Occidental Chemical Corporation, net	—	2,444
Inventories	120,078	109,244
Prepaid expenses	3,309	2,728

Total current assets	326,656	275,069
Loans receivable from Occidental Petroleum Corporation, net	58,526	36,830
Minority interest in OxyMar	26,853	—
Property, plant and equipment, net	1,386,938	926,543
Other assets, net	17,094	15,728

TOTAL ASSETS	$1,816,067	$1,254,170

CURRENT LIABILITIES
Accounts payable	$87,221	$109,819
Accrued liabilities	52,670	38,939
Accrued property taxes	16,544	14,205
Foreign income taxes payable	558	725
Payables to Occidental Chemical Corporation, net	38,528	—
Payables to PolyOne Corporation, net	952	330

Total current liabilities	196,473	164,018
Long-term debt, net of current maturities	164,560	—
Equity investment in unconsolidated subsidiary	—	29,785
Note payable to Occidental Chemical Corporation	9,964	9,964
Loans payable to Occidental Petroleum Corporation, net	380,237	13,700
Postretirement benefit obligations	22,667	18,612
Asset retirement obligations	8,517	—
Deferred credits and other liabilities	12,381	9,175
COMMITMENTS AND CONTINGENCIES (NOTE 10)
PARTNERS’ CAPITAL	1,021,268	1,008,916

TOTAL LIABILITIES AND PARTNERS’ CAPITAL	$1,816,067	$1,254,170

The accompanying notes are an integral part of these consolidated financial statements.

OXY VINYLS, LP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2003 and 2002 and 2001

(Amounts in thousands)

	2003	2002	2001
REVENUES
Net sales	$1,760,373	$1,377,098	$1,546,254
Equity in (losses) earnings of unconsolidated subsidiary	(3,146)	17,465	(18,181)

	1,757,227	1,394,563	1,528,073
COSTS AND OTHER DEDUCTIONS
Cost of sales	1,587,911	1,240,509	1,472,100
Selling, general and administrative and other operating expenses	51,658	62,200	70,687
Interest expense (income), net	19,468	(373)	1,052

INCOME (LOSS) FROM OPERATIONS BEFORE MINORITY INTEREST AND TAXES	98,190	92,227	(15,766)
Minority interest	201	—	—

INCOME (LOSS) FROM OPERATIONS BEFORE TAXES	97,989	92,227	(15,766)
Provision (benefit) for income taxes	2,196	3,784	(1,836)

INCOME (LOSS) FROM OPERATIONS BEFORE ACCOUNTING CHANGE	95,793	88,443	(13,930)
Cumulative effect of accounting change	(3,441)	—	—

NET INCOME (LOSS)	$92,352	$88,443	$(13,930)

The accompanying notes are an integral part of these consolidated financial statements.

OXY VINYLS, LP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

For the Years Ended December 31, 2003 and 2002 and 2001

(Amounts in thousands)

	Occidental PVC LP Inc.	Occidental PVC LLC	1999 PVC Partner Inc.	Total Partners’ Capital
Balance at December 31, 2000	$788,331	$10,511	$252,266	$1,051,108
Net loss	(10,447)	(140)	(3,343)	(13,930)
Non-cash distributions to partners	(3,104)	(41)	(993)	(4,138)

Balance at December 31, 2001	774,780	10,330	247,930	1,033,040
Net income	66,332	885	21,226	88,443
Distributions to partners	(84,425)	(1,126)	(27,016)	(112,567)

Balance at December 31, 2002	756,687	10,089	242,140	1,008,916
Net income	69,264	924	22,164	92,352
Distributions to partners	(60,000)	(800)	(19,200)	(80,000)

Balance at December 31, 2003	$765,951	$10,213	$245,104	$1,021,268

The accompanying notes are an integral part of these consolidated financial statements.

OXY VINYLS, LP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2003 and 2002 and 2001

(Amounts in thousands)

	2003	2002	2001
CASH FLOW FROM OPERATING ACTIVITIES:
Net income (loss)	$92,352	$88,443	$(13,930)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	99,371	65,208	63,135
Equity in losses (earnings) of unconsolidated subsidiary	3,146	(17,465)	18,181
Increase (decrease) deferred foreign income taxes	—	1,610	(488)
Minority interest	201	—	—
Other noncash charges (credits) to income	5,177	18,802	(1,687)
Cumulative effect of change in accounting principle, net	3,441	—	—
Changes in operating assets and liabilities:
(Increase) decrease in trade and other receivables	(1,580)	(15,332)	28,186
Decrease (increase) in inventories	5,908	(4,077)	17,336
(Increase) decrease in receivables from OXY Receivables Corporation	(29,815)	9,450	11,084
Decrease in foreign income taxes receivable	—	2,868	2,132
(Decrease) increase in foreign income taxes payable	(167)	725	—
(Increase) decrease in prepaid expenses	(581)	346	1,877
Increase (decrease) in accounts payable, accrued liabilities and property taxes	23,777	(16,429)	(63,698)
(Increase) decrease in receivable from Occidental Chemical Corporation, net	(38,360)	14,104	(9,973)
Increase in payable to Occidental Chemical Corporation, net	38,528	—	—
Increase (decrease) in payable to PolyOne Corporation, net	622	(1,481)	(6,844)
Other operating, net	9,943	6,236	9,614

Net cash provided by operating activities	211,963	153,008	54,925

CASH FLOW FROM INVESTING ACTIVITIES:
Capital expenditures	(75,858)	(39,614)	(61,765)
Buy out of leased LaPorte facility and related railcars	(179,600)	—	—

Net cash used by investing activities	(255,458)	(39,614)	(61,765)
CASH FLOW FROM FINANCING ACTIVITIES:
Payments on long term-debt	(105,000)	—	(38,260)
Proceeds from note payable to Occidental Chemical Corporation	—	—	9,964
Distributions to partners	(80,000)	(112,567)	—
(Increase) decrease in loans receivable from Occidental Petroleum Corporation	(21,696)	(19,327)	28,497
Increase in loan payable to Occidental Petroleum Corporation	245,807	13,700	—

Net cash provided (used) by financing activities	39,111	(118,194)	201

Decrease in cash and cash equivalents	(4,384)	(4,800)	(6,639)
Cash and cash equivalents, beginning of year	4,503	9,303	15,942

Cash and cash equivalents, end of year	$119	$4,503	$9,303

The accompanying notes are an integral part of these consolidated financial statements.

OXY VINYLS, LP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -

Formation and Operations -

Oxy Vinyls, LP (“OxyVinyls” or the “Partnership”), a Delaware limited partnership, was formed on April 6, 1999, pursuant to a Limited Partnership Agreement among Occidental PVC LP, Inc. (the “Oxy Limited Partner”) and Occidental PVC, LLC (the “Oxy General Partner”), wholly-owned subsidiaries of Occidental Chemical Corporation (“OCC”) and 1999 PVC Partner Inc., (the “PolyOne Limited Partner”), a subsidiary of PolyOne Corporation (“PolyOne”). The contributions and related transactions hereinafter described in this Note were effective, and the Partnership commenced operations, as of April 30, 1999, at which time the Limited Partnership Agreement was amended pursuant to a First Amended and Restated Limited Partnership Agreement dated as of April 30, 1999 (collectively with the Limited Partnership Agreement, the “Partnership Agreement”). Through the Oxy General Partner and the Oxy Limited Partner, OCC indirectly owns a seventy-six percent interest in the Partnership. OCC is an indirect, wholly-owned subsidiary of Occidental Petroleum Corporation (“OPC”). Through the PolyOne Limited Partner, PolyOne indirectly owns a 24 percent interest in the Partnership.

The Partnership owns and operates polyvinyl chloride (“PVC”) and vinyl chloride monomer (“VCM”) manufacturing facilities in the United States and Canada that were contributed on behalf of the Oxy General Partner and the Oxy Limited Partner by OCC, and on behalf of the PolyOne Limited Partner, by PolyOne. A fifty percent equity interest in OXYMAR (“OxyMar”), a Texas general partnership between Oxy VCM Corporation (“Oxy VCM”), an indirect wholly-owned subsidiary of OPC, and U.S. VCM Corporation (“U.S. VCM”), a wholly-owned subsidiary of Marubeni Corporation (“Marubeni”), a Japanese corporation, was contributed to the Partnership at formation through the merger of Oxy VCM into the Oxy General Partner and the subsequent transfer by the Oxy General Partner of its equity interest in OxyMar to the Partnership. Effective April 1, 2003, OxyVinyls consolidated OxyMar under the provisions of FIN No. 46. (See Principles of consolidation and minority interest section below and Note 2.)

Under terms of the Partnership Agreement, net income is allocated among the partners pro rata based on their percentage ownership of the Partnership. Distributions to the partners and any additional cash contributions required by the Partnership are also based on the partners’ percentage ownership of the Partnership.

Risks and uncertainties -

The process of preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the consolidated financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts, generally by immaterial amounts. Management believes that these estimates and assumptions provide a reasonable basis for the fair presentation of OxyVinyls’ financial position and results of operations.

The carrying value of OxyVinyls’ property, plant and equipment (“PP&E”) is based on the cost incurred to acquire the PP&E, net of accumulated depreciation and net of any impairment charges. OxyVinyls is required to perform impairment tests on its assets whenever events or changes in circumstances lead to a reduction in the estimated useful lives or estimated future cash flows that would indicate that the carrying amount may not be recoverable, or when management’s plans change with respect to those assets. Under the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 144, OxyVinyls must compare the undiscounted future cash flows of an asset to its carrying value.

OXY VINYLS, LP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

Risks and uncertainties - (continued)

Since OxyVinyls’ major products are commodities, significant changes in the prices of chemical products could have a significant impact on OxyVinyls’ results of operations for any particular period. OxyVinyls had one major customer, PolyOne, during the periods presented, which accounted for 13.1%, 13.0% and 14.8% of total sales for the years ended December 31, 2003, 2002 and 2001, respectively. OxyVinyls’ receivable from PolyOne was approximately $11 million and $24 million at December 31, 2003 and 2002, respectively.

Substantially all key raw materials are supplied by related parties. (See Note 13.)

OxyVinyls receives all VCM for its Alberta, Canada facility from one supplier. The amounts of VCM supplied to this facility totaled approximately $69 million, $62 million and $47 million for the years ended December 31, 2003, 2002 and 2001, respectively. Starting January 1, 2001, all VCM supplied to the Alberta, Canada facility has been provided under the terms of an exchange agreement (see Exchanges below). During 2003, the VCM supplier announced its intention to shut down its facility effective December 31, 2005. OxyVinyls is currently evaluating alternative VCM supplies as well as alternatives to supplying customers in the geographic area. OxyVinyls does not expect the impact of any possible shutdown to have a material effect on net income.

Revenue recognition -

Revenue from product sales is recognized after the product is shipped and title has passed to the customer. Prices are fixed at the time of shipment. Customer incentive programs provide for payments or credits to be made to customers based on the volume of product purchased over a defined period. Total customer incentive payments over a given period are estimated and recorded as a reduction to revenue ratably over the contract period. Such estimates are evaluated and revised as warranted.

Income taxes -

The Partnership is generally not subject to income taxes except for Canadian income taxes related to OxyVinyls Canada, certain U.S. state income taxes and U.S. federal income taxes associated with LaPorte Chemical Corp. (“LaPorte”).

The Partnership follows SFAS No. 109, “Accounting for Income Taxes”, pursuant to which the liability method is used in accounting for taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and regulations that will be in effect when the differences are expected to reverse.

Principles of consolidation and minority interest -

The consolidated financial statements include the accounts of OxyVinyls and its wholly-owned subsidiary, LaPorte, as well as LaPorte’s subsidiary, OxyVinyls Canada, whose functional currency is the U.S. dollar. All intercompany accounts and transactions have been eliminated.

OxyMar is 21.4 percent owned by U.S. VCM, 50 percent owned by OxyVinyls, and 28.6 percent owned and operated by OCC. The consolidated financial statements include 100 percent of the accounts of OxyMar effective April 1, 2003. U.S. VCM’s 21.4 percent and OCC’s 28.6 percent interest in OxyMar and their results of operations since April 1, 2003 have been reflected as minority interest. (See Note 2.)

OXY VINYLS, LP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

Foreign currency transactions -

The functional currency applicable to OxyVinyls’ Canadian operations is the U.S. dollar since cash flows are denominated principally in U.S. dollars. The effect of exchange-rate changes on transactions denominated in nonfunctional currencies generated a loss of $(.4) million for the year ended December 31, 2003 and a gain of $.1 million and $.2 million for the years ended December 31, 2002 and 2001, respectively. These amounts are included in the expense category of the item that gave rise to the related transaction gain or loss.

Cash and cash equivalents -

Cash equivalents consist of highly liquid certificates of deposits and a restricted bank deposit (see Note 8) with initial maturities of three months or less. Cash equivalents totaled $3.5 million at December 31, 2002. The restricted deposit was converted to cash during 2003.

Interest income on deposits with unrelated parties was minimal in the year ended December 31, 2003, and $.5 million for each of the years ended December 31, 2002 and 2001.

Cash overdrafts are reclassified to accounts payable and amounted to $6.6 million and $9.5 million as of December 31, 2003 and 2002, respectively.

Other assets, net -

Other assets, net also includes certain tangible assets and deferred charges that are amortized over the estimated periods to be benefited (3 - 10 years).

Major maintenance expenditures -

OxyVinyls uses the accrue-in-advance method to account for major maintenance turnaround expenditures. Under this method, an estimate is made of the costs expected to be incurred in connection with the next planned periodic maintenance shutdown. That estimate is then accrued on a straight-line basis over the period of time until the next planned major maintenance shutdown occurs. The liability for major maintenance turnaround included in accrued liabilities was $20.2 million and $10.8 million as of December 31, 2003 and 2002, respectively.

Exchanges -

Finished product exchange transactions, which involve homogeneous commodities held for sale in the ordinary course in the same line of business and do not involve the payment or receipt of cash, are not accounted for as purchases and sales. Any resulting volumetric exchange balances are accounted for as inventory in accordance with the normal inventory valuation policy.

Research and development costs -

Research and development costs, which are charged to selling, general and administrative and other operating expenses as incurred, were $3.1 million, $4.0 million and $4.5 million for the years ended December 31, 2003, 2002 and 2001, respectively.

OXY VINYLS, LP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

Supplemental cash flow information -

Cash payments for income taxes totaled $2.8 million, $.1 million and $.6 million during the years ended December 31, 2003, 2002 and 2001, respectively. Net interest paid totaled $9.4 million, $.3 million and $2.4 million during the years ended December 31, 2003, 2002 and 2001, respectively.

During the years ended December 31, 2003, 2002 and 2001, OxyVinyls sold trade receivables to an affiliate, OXY Receivables Corporation (“ORC”). (See Note 4.)

Fair value of financial instruments -

OxyVinyls values financial instruments as required by SFAS No. 107, “Disclosures about Fair Value of Financial Instruments.” The carrying amounts of cash and cash equivalents approximate fair value because of the short maturity of those instruments. OxyVinyls estimates the fair value of its long-term debt based on the quoted market prices for the same or similar issues or on the yields offered to OxyVinyls for debt of similar rating and similar remaining maturities. The estimated fair value of OxyVinyls’ note payable to OCC was approximately $10.4 million at both December 31, 2003 and 2002, respectively, compared with a carrying value of $10.0 million at both December 31, 2003 and 2002. (See Note 7.) The estimated fair value of OxyMar’s bonds referenced in Note 7 was $177.4 million, compared with a carrying value of $164.6 million at December 31, 2003. The carrying value of all other financial instruments approximates fair value.

(2) OXYMAR-

OxyMar, a partnership that is 50 percent owned by OxyVinyls, owns a VCM manufacturing facility at Ingleside, Texas which is operated on OxyMar’s behalf by OCC pursuant to an operating agreement. OxyMar is not subject to federal or state income taxes as income is reportable directly by the individual partners. OxyVinyls accounted for its investment in OxyMar using the equity method of accounting until April 1, 2003 when OxyMar was consolidated under FIN No. 46. (See Consolidation of OxyMar below.)

Equity investment -

In 2000, U.S. VCM transferred 28.6 percent of the ownership of OxyMar to an indirect wholly-owned subsidiary of OCC. In connection with such transfer, OxyVinyls, Oxy VCM, LP and U.S. VCM entered into the Second Amended and Restated Partnership Agreement (“the OxyMar Partnership Agreement”), pertaining to the ownership and operation of OxyMar. Pursuant to the OxyMar Partnership Agreement, U.S. VCM and OxyVinyls retained 50/50 management control of OxyMar. The percentage ownership interest held by each partner of OxyMar is:

OxyVinyls	50%
Oxy VCM, LP	28.6%
U.S. VCM	21.4%

OXY VINYLS, LP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

(2) OXYMAR - (continued)

Equity investment - (continued)

Under the terms of the OxyMar Partnership Agreement, net income is allocated among the partners pro rata based on their percentage interest in the results of OxyMar. Distributions to the partners are also based on the partners’ percentage interest in OxyMar. Subject to certain qualifications described below, the OxyMar Partnership Agreement requires cash calls from each partner when the quarterly cash flow forecast approved by the OxyMar managing committee shows a deficit in any month. Each partner is required to contribute a pro rata portion, based on its respective percentage interests, of the deficit in the form of an equity contribution or subordinated loan. The foregoing obligations are qualified to the extent that during the period from November 29, 2000 until April 30, 2004 (the “Restricted Period”) OxyMar may not require any partner to make any contribution or loan for any purpose and the funding requirements of OxyMar shall be met by loans arranged or provided by OPC. To implement such loans during the Restricted Period, effective as of December 27, 2000, OxyMar entered into a $100 million Cash Management and Revolving Credit Facility Agreement with OPC (the “OPC Revolver”). The credit facility limit under the OPC Revolver was increased to $200 million effective February 28, 2001, and was increased to $225 million effective August 1, 2003. (See Note 7.)

At March 31, 2003, the historical underlying equity in net assets of OxyMar exceeded the Partnership’s investment in OxyMar by $6.3 million. The deficiency was being amortized on a straight-line basis into income over 25 years. Amortization amounted to $.1 million for the period ended March 31, 2003 and $.6 million for the year ended December 31, 2002, and is included in equity in (losses)/earnings of unconsolidated subsidiary on the consolidated statements of operations. Upon the consolidation of OxyMar on April 1, 2003, this deficiency was treated as an adjustment to property, plant and equipment. The following table presents summarized financial information of OxyMar as of March 31, 2003 and December 31, 2002 and 2001 and for the three months ended March 31, 2003 and the years ended December 31, 2002 and 2001 (in thousands):

	2003	2002	2001
Net sales	$138,684	$422,759	$370,432
Costs and expenses	146,031	388,897	408,212

Net income (loss)	$(7,347)	$33,862	$(37,780)

Current assets	$71,635	$57,343	$30,302
Noncurrent assets	$315,774	$320,635	$338,115
Current liabilities	$53,046	$60,497	$35,660
Noncurrent liabilities	$388,468	$364,240	$413,378
Partners’ capital	$(54,105)	$(46,759)	$(80,621)

OXY VINYLS, LP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

(2) OXYMAR - (continued)

Consolidation of OxyMar -

In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (“FIN”) FIN No. 46, “Consolidation of Variable Interest Entities.” (“FIN No. 46”). FIN No. 46 requires a company to consolidate a variable interest entity if it is designated as the primary beneficiary of that entity even if the company does not have a majority of voting interests. A variable interest entity is generally defined as an entity whose equity is unable to finance its activities or whose owners lack the risks and rewards of ownership. The statement also imposes disclosure requirements for all the variable interest entities of a company even if the company is not the primary beneficiary. The provisions of this statement apply at inception for any entity created after January 31, 2003. OxyVinyls adopted the provisions of FIN No. 46 for its existing entities on April 1, 2003, which resulted in the consolidation of its OxyMar investment. As a result of the OxyMar consolidation, assets increased by approximately $373 million and liabilities increased by approximately $399 million and negative minority interest of $27 million was recorded. There was no material effect on net income as a result of the consolidation.

In September 2003, Marubeni indicated it would exercise its option to put its interest in OxyMar to OCC by paying approximately $25 million to OCC. In connection with the transfer, which is expected to be complete in April 2004, OPC will accept the assignment of Marubeni’s guarantee of OxyMar’s debt. As all the OxyMar debt is already consolidated in OxyVinyls’ financial statements with the adoption of FIN No. 46, the exercise of the put will not have a material effect on OxyVinyls’ financial position or results of operations.

See Note 13 regarding OxyVinyls’ purchase commitment from OxyMar. Unrealized profits on inventory purchased from OxyMar prior to the consolidation of OxyMar were deferred by OxyVinyls based on ownership percentage and recognized upon the ultimate sale to an unaffiliated customer. Effective April 1, 2003, all intercompany accounts and transactions between OxyVinyls and OxyMar have been eliminated.

(3) ACCOUNTING CHANGES -

In December 2003, the FASB issued a revision to Statement of Financial Accounting Standards (“SFAS”) No. 132, “Employers Disclosures about Pensions and Other Postretirement Benefits” to improve financial statement disclosures for defined benefit plans. The standard requires that companies provide more details about their plan assets, benefit obligations, cash flows and other relevant information, such as plan assets by category. A description of investment policies and strategies for these asset categories and target allocation percentages or target ranges are also required in financial statements. This statement is effective for financial statements with fiscal years ending after December 15, 2003. OxyVinyls adopted this statement in the fourth quarter of 2003 and provided the required disclosures in Note 11.

In December 2003, the FASB revised FIN No. 46 to exempt certain entities from its requirements and to clarify certain issues arising during the initial implementation of FIN No. 46. OxyVinyls will adopt the revised interpretation in the first quarter of 2004 and it is not expected to have an impact on the financial statements when adopted. (See Note 2.)

OXY VINYLS, LP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

(3) ACCOUNTING CHANGES - (continued)

In January 2003, the FASB issued FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” (FIN No. 45). FIN No. 45 requires a company to recognize a liability for the obligations it has undertaken in issuing a guarantee. This liability would be recorded at the inception of a guarantee and would be measured at fair value. FIN 45 also requires certain disclosures related to guarantees which are included in Note 10. OxyVinyls adopted the measurement provisions of this Interpretation in the first quarter of 2003. The adoption of this Interpretation did not have a material effect on the financial statements.

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” (“SFAS No. 146”). SFAS No. 146 requires that a liability be recognized for exit and disposal costs only when the liability has been incurred and when it can be measured at fair value. The statement is effective for exit and disposal activities that are initiated after December 31, 2002. OxyVinyls adopted SFAS No. 146 effective January 1, 2003 and the adoption did not have a material impact on its financial statements.

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” (“SFAS No. 143”) which addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. OxyVinyls makes capital renewal expenditures for its chemical plants on a continual basis while an asset is in operation. Thus, retirement obligations are provided for when a decision is made to dispose of a property or when operations have been curtailed on other than a temporary basis. Under SFAS No. 143, companies are required to recognize the fair value of a liability for an asset retirement obligation in the period in which the liability is incurred if there is a legal obligation to dismantle the asset and reclaim or remediate the property at the end of the useful life. OxyVinyls adopted SFAS No. 143 effective January 1, 2003. The initial adoption resulted in an after-tax charge of approximately $3.4 million, which was recorded as a cumulative effect of a change in accounting principles. The adoption increased net property, plant and equipment by $3.6 million, increased asset retirement obligations by $7.2 million and decreased deferred foreign tax liabilities by $.4 million. In addition, OxyVinyls recorded a pre-tax charge to income of approximately $.7 million to reflect the accretion of the liability and higher depreciation expense in 2003.

(4) TRADE RECEIVABLES -

During the years ended December 31, 2003 and 2002, OxyVinyls sold to ORC trade receivables originated by them, and did not include receivables that originated from sales by OxyMar and export sales, under a revolving sale program in connection with the sale of an undivided ownership interest in such receivables by ORC. OxyVinyls serves as the collection agent with respect to the receivables sold. ORC pays to OxyVinyls the purchase price of the receivables as collections are made from customers. The net receivables balance sold as of December 31, 2003 and 2002, was $159 million and $129 million, respectively.

OXY VINYLS, LP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

(5) INVENTORIES -

Inventories are valued at the lower of cost or market. The last-in, first-out (“LIFO”) method was used to determine the cost of $65 million and $76 million of inventories at December 31, 2003 and 2002, respectively. The remaining inventories in Canada and OxyMar are accounted for using the first-in, first-out (“FIFO”) and weighted-average-cost methods. Inventories consisted of the following (in thousands):

	2003	2002
Raw materials	$19,511	$21,767
Materials and supplies	19,252	18,236
Finished goods	88,327	72,149

	127,090	112,152
LIFO and lower of cost or market reserve	(7,012)	(2,908)

Total inventories	$120,078	$109,244

During 2003, certain inventory quantities carried at LIFO were reduced. This reduction resulted in a liquidation of LIFO inventory quantities carried at different costs prevailing in prior years as compared with the cost of 2003 purchases, the effect of which increased cost of sales by approximately $.3 million. There were no liquidations of LIFO layers during 2002. During 2001 there was also a liquidation of LIFO inventory quantities, the effect of which decreased cost of sales by approximately $1 million.

(6) PROPERTY, PLANT AND EQUIPMENT -

Property additions and major renewals and improvements are capitalized at cost. Capitalized interest costs incurred in connection with major capital expenditures are capitalized and depreciated over the lives of the related assets. OxyVinyls capitalized $.5 million and $.7 million of interest during the years ended December 31, 2003 and 2002, respectively.

The estimated useful lives of OxyVinyls’ assets, which range from 3 years to 50 years, are used to compute depreciation expense and are also used for impairment tests. The estimated useful lives used for the facilities were based on the assumption that OxyVinyls would provide an appropriate level of annual expenditures while the plants are still in operation. Without these continued expenditures, the useful lives of these plants could significantly decrease. Other factors which could change the estimated useful lives of OxyVinyls’ plants include higher or lower product prices, feedstock costs, energy prices, environmental regulations, competition and technological changes.

OxyVinyls is required to perform impairment tests on its chemical assets whenever events or changes in circumstances lead to a reduction in the estimated useful lives or estimated future cash flows that would indicate that its carrying amount may not be recoverable, or when management’s plans change with respect to those assets. Under the provisions of SFAS No. 144, OxyVinyls must compare the undiscounted future cash flows of an asset to its carrying value. The key factors which could significantly affect future cash flows are future product prices, feedstock costs, energy costs and remaining estimated useful life.

OXY VINYLS, LP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

(6) PROPERTY, PLANT AND EQUIPMENT - (continued)

Due to a temporary decrease in demand for some of its products, OxyVinyls temporarily idled a chlor-alkali plant in December 2001. This facility will remain idle until market conditions improve. Management expects that this plant will become operational in the future. The net book value of this plant was $117.1 million at December 31, 2003. This facility is periodically tested for impairment and, based on the results, no impairment is deemed necessary for this facility. OxyVinyls continues to depreciate this facility based on its remaining estimated useful life. (See Note 14.)

OxyVinyls’ plants are depreciated using either the unit-of-production or straight-line method based upon the estimated useful life of the facilities.

Property, plant and equipment consisted of the following (in thousands):

	2003	2002
Land and land improvements	$42,939	$32,707
Buildings	67,953	54,356
Machinery and equipment	2,047,699	1,273,019
Construction in progress	19,268	39,191

	2,177,859	1,399,273
Accumulated depreciation	(790,921)	(472,730)

Property, plant and equipment, net	$1,386,938	$926,543

(7) LONG-TERM DEBT -

Notes payable to OCC were $10.0 million at each of the years ended December 31, 2003 and 2002. The interest rate is 4.2% and the note is due in 2006. Interest expense related to the notes payable to OCC was $.4 million, $.3 million and $2.2 million for the years ended December 31, 2003, 2002 and 2001, respectively.

The Canadian bank loan, when outstanding, is payable in U.S. dollars under the terms of the Amended Credit Agreement entered into by OxyVinyls in December 1999. OxyVinyls Canada may borrow up to $10 million U.S. dollars under the terms of the Amended Credit Agreement, which is guaranteed by OPC. There were no outstanding amounts on the bank loan at December 31, 2003.

OxyMar had a $220 million revolving credit facility agreement with a consortium of banks. In June 2003, OxyMar repaid the outstanding balance of $105 million. The revolving credit facility agreement was terminated on December 29, 2003.

OxyMar issued bonds with an aggregate principal amount of $165 million which bear interest at 7.5 percent and are due in 2016 (the “Bonds”). Proceeds, net of amortizable financing fees and original issue discount, totaled $163.3 million. Semi-annual interest payments are due on February 15th and August 15th. OxyMar will make semi-annual principal repayments of $8.3 million commencing in August 2006. Each of Marubeni and OPC, on a several basis, unconditionally guarantees 50 percent of OxyMar’s obligation to pay interest and principal on the Bonds. OPC has purchased $108.7 million of the Bonds as of December 31, 2003. The total bond obligation of $165 million, net of unamortized bond discounts of $.4 million, is reflected in long-term debt. Interest expense related to the Bonds was $9.3 million for the period from April 1, 2003 through December 31, 2003.

OXY VINYLS, LP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

(7) LONG-TERM DEBT - (continued)

Minimum principal payments on the Bonds subsequent to 2003 are as follows (in thousands):

2004	$—
2005	—
2006	8,250
2007	16,500
2008	16,500
Thereafter	123,750

$165,000

(8) CASH MANAGEMENT AND CREDIT AND DEPOSIT FACILITIES AGREEMENTS WITH OPC -

OxyVinyls participates in OPC’s centralized cash management system for its domestic operations and maintains a concentration account to collect cash receipts and to fund disbursements. OPC funds any negative cash balances and collects any excess cash balances on a daily basis in the concentration account under the terms of a Cash Management and Credit and Deposit Facilities Agreement between OPC and OxyVinyls (the “Agreement”).

Under the terms of the Agreement, OPC committed to loan OxyVinyls, on a revolving basis, up to $104 million. PolyOne guaranteed $42.3 million of the OxyVinyls’ loans payable to OPC. PolyOne terminated this guaranty on June 30, 2003 when OxyVinyls reached a defined amount of cumulative earnings before income taxes, depreciation and amortization. Prior to the termination, OPC loans to OxyVinyls could not decrease below a minimum required balance of $42.3 million. In order to maintain the loan at the minimum required balance, any excess cash collected by OPC was held in the form of interest bearing deposits (a “Deemed Deposit”) under terms of the Agreement. These Deemed Deposits are considered loans receivable from OPC. A new “Cash Management and Credit and Deposit Facilities Agreement” replaced the original agreement as of July 1, 2003 and changes from the original agreement include deleting the Deemed Deposit feature and increasing the interest rate. OxyVinyls had no outstanding loan balance to OPC as of December 31, 2003 and $42.3 million was outstanding at December 31, 2002. As of December 31, 2003 and 2002, the balance of loans receivable from OPC was $58.5 million and $79.1 million, respectively. The OxyVinyls’ loans payable and receivable to/from OPC, including interest, has been combined and recorded as loans receivable from OPC, net in the accompanying consolidated balance sheets.

Through June 30, 2003, loans payable to OPC accrue interest at the one-month London Interbank Offered Rate (“LIBOR”) plus a calculated variable margin. Loans receivable from OPC accrue interest at the one-month LIBOR. As of July 1, 2003, a net outstanding loan balance accrues interest at LIBOR plus 350 basis points and a net outstanding receivable balance accrues interest at the one-month LIBOR. There was minimal net interest income for the years ended December 31, 2003 and 2002. Net interest expense under the Agreement totaled $1.5 million for the year ended December 31, 2001. Fees payable to OPC under the Agreement totaled $.2 million, $.3 million and $.2 million for the years ended December 31, 2003, 2002 and 2001, respectively. These fees are included in other operating expenses.

In April 2003, OPC provided an additional loan of $179.6 million under an amendment to the Agreement to fund the purchase of the leased LaPorte VCM plant. The loan expires on April 20, 2004, and OPC will not require repayment of the $179.6 million debt due from OxyVinyls prior to January 1, 2005. This loan bears interest consistent with the terms of the original Agreement. At December 31, 2003, the outstanding loan balance of $179.6 million was included in loans payable to OPC, net. Interest expense was $5.8 million for the year ended December 31, 2003.

OXY VINYLS, LP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

(8) CASH MANAGEMENT AND CREDIT AND DEPOSIT FACILITIES AGREEMENTS WITH OPC - (continued)

In June 2002, OPC provided an additional loan of $13.7 million under an amendment to the Agreement with repayment required upon the earliest of the Deer Park, Texas chlor-alkali plant restart, termination of the credit facility or the date of December 31, 2006. This loan bears interest consistent with the terms of the original agreement. At December 31, 2003 and 2002, the outstanding loan balance of $13.7 million was included in the loans payable to OPC, net. Interest expense was $.5 million and $.2 million for the years ended December 31, 2003 and 2002, respectively.

The Agreement may be terminated by either OxyVinyls or OPC, at which date any outstanding loans as well as any accrued interest and fees payable become due.

OxyMar has a revolving loan agreement with OPC (the “OPC Revolver”). OPC will make loans each business day in an amount equal to the funds required to eliminate any negative balance in OxyMar’s bank account plus any payments due to OPC. In addition, OxyMar shall transfer any excess funds at the end of each business day from its bank account to OPC. The termination date of the OPC Revolver is April 30, 2004, and OPC will not require the repayment of the $186.9 million debt due from OxyMar prior to January 1, 2005. The credit facility limit is $225 million at December 31, 2003. The outstanding loan from OPC of $186.9 million at December 31, 2003 was included in loans payable to OPC, net. Interest is calculated at the Eurodollar rate plus the applicable margin specified in the revolving credit facility with Bank One. Interest expense on the OPC Revolver was $2.5 million for the period from April 1, 2003 through December 31, 2003.

(9) ENVIRONMENTAL LIABILITIES -

Pursuant to the terms of the asset contribution agreements with OxyVinyls, each partner is responsible for the environmental remediation costs and associated claims arising out of, in connection with or relating to conditions that existed prior to the formation of OxyVinyls with respect to the assets contributed by that partner. This responsibility extends to, among other things, environmental remediation of conditions identified before forming OxyVinyls and conditions first identified within ten years after the formation date, except to the extent, if any, that OxyVinyls exacerbates or accelerates the condition as provided in the contribution agreements. OxyVinyls has not created environmental conditions that currently require ongoing remediation pursuant to applicable laws, and has not exacerbated or accelerated any such environmental conditions. Since May 1, 1999, OxyVinyls has manufactured, processed, handled, used, reused, recycled, treated, stored and/or disposed of materials at or from its facilities in the ordinary course of its business. The possibility that the actions of OxyVinyls may require future remediation at any particular site is currently considered remote. Since OxyVinyls itself has no environmental remediation responsibilities that are probable and can be reasonably estimated, no accrual by OxyVinyls for environmental remediation is warranted.

OXY VINYLS, LP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

(10) COMMITMENTS AND CONTINGENCIES -

Leases -

At December 31, 2003, future net minimum rental commitments under noncancelable operating leases with terms in excess of one year are as follows (in thousands):

2004	$19,798
2005	18,838
2006	14,917
2007	12,825
2008	12,681
Thereafter	33,284

$112,343

OxyVinyls leased certain VCM manufacturing facilities in LaPorte, Texas, and railcars under the terms of various related agreements dated April 30, 1999 (collectively, the “LaPorte Lease”). In April 2003, OxyVinyls purchased the assets of the LaPorte Lease for their estimated fair value of approximately $180 million and purchased certain leased railcars for $20.3 million.

As discussed in Note 3, FIN No. 45 requires the disclosure in OxyVinyls financial statements of information related to guarantees issued by OxyVinyls and outstanding at December 31, 2003. OxyVinyls has commitments for guaranteed residual values on leased equipment that totaled approximately $3.3 million as of December 31, 2003.

Rent expense was approximately $21.3 million, $25.9 million and $26.6 million for the years ended December 31, 2003, 2002 and 2001. Rent expense was included in cost of sales in the consolidated statements of operations.

Other -

OxyVinyls has certain other commitments under contracts to purchase electrical power and raw materials and other obligations, all in the ordinary course of business and at market prices.

The Partnership also becomes involved in certain legal proceedings in the normal course of business. Management believes that the outcome of such matters will not significantly affect the Partnership’s consolidated financial position or results of operations.

Also, see Notes 1 and 12 related to income taxes and Notes 8 and 13 regarding related parties.

OXY VINYLS, LP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

(11) RETIREMENT PLANS AND POSTRETIREMENT BENEFITS -

OxyVinyls participated in various defined contribution retirement plans that provide for periodic contributions by OxyVinyls based on plan-specific criteria, such as base pay, age level and/or employee contributions. Certain salaried employees participate in a supplemental retirement plan that provides restoration of benefits lost due to governmental limitations on qualified retirement benefits. The accrued liabilities for the supplemental retirement plan were $.7 million and $.8 million as of December 31, 2003 and 2002, respectively, and OxyVinyls expensed approximately $7.2 million in 2003, $8.4 million in 2002 and $9.2 million in 2001 under the provisions of these defined contribution and supplemental retirement plans.

OxyVinyls provides medical and dental benefits and life insurance coverage for certain active, retired and disabled employees and their eligible dependents. The benefits generally are funded by OxyVinyls as the benefits are paid during the year. The cost of providing these benefits is based on claims filed and insurance premiums paid for the period. The total benefit costs, including the postretirement costs, were approximately $9.4 million in 2003, $9.4 million in 2002, and $7.9 million in 2001.

The following table sets forth the components of the net periodic benefit costs for OxyVinyls’ postretirement medical, dental and life insurance benefit plans (in thousands):

	For the Year Ended December 31, 2003	For the Year Ended December 31, 2002	For the Year Ended December 31, 2001
Service cost—benefits earned during the period	$779	$764	$621
Interest cost on benefit obligation	1,662	1,479	1,187
Recognized actuarial loss	401	211	—

Net periodic benefit cost	$2,842	$2,454	$1,808

OxyVinyls’ postretirement benefit plans are accrued based on various assumptions and discount rates, as described below. The actuarial assumptions used could change in the near term as a result of changes in expected future trends and other factors which, depending on the nature of the changes, could cause increases or decreases in the liabilities accrued.

The following table sets forth the reconciliation of the beginning and ending balances of the benefit obligation for OxyVinyls’ postretirement benefit plans (in thousands):

	2003	2002
Changes in benefit obligation:
Benefit obligation – beginning of year	$24,498	$18,687
Service cost – benefits earned during the period	779	764
Interest cost on projected benefit obligation	1,662	1,479
Actuarial loss	3,159	4,132
Benefits paid	(750)	(564)

Benefit obligation – end of year	$29,348	$24,498

OXY VINYLS, LP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

(11) RETIREMENT PLANS AND POSTRETIREMENT BENEFITS - (continued)

The following table sets forth the discount rates used to determine OxyVinyls’ benefit obligation and net periodic benefit cost for post retirement benefit plans:

	2003	2002
Discount Rates:
Benefit obligation	6.00%	6.65%
Net period benefit cost	6.65%	7.00%

The postretirement benefit obligation was determined by application of the terms of medical and dental benefits and life insurance coverage, including the effect of established maximums on covered costs, together with relevant actuarial assumptions and health care cost trend rates projected at a Consumer Price Index (“CPI”) increase of 3 percent as of December 31, 2003 and 2002. Participants pay for all medical cost increases in excess of increases in the CPI. Consequently, increases in the assumed healthcare cost trend rates beyond the CPI increase would have no impact on the postretirement benefit obligation at December 31, 2003 and 2002.

On December 8, 2003, President Bush signed into law a bill that expands Medicare, primarily adding a prescription drug benefit for Medicare-eligible retirees starting in 2006. The Company intends to review its retirees’ health care plan in light of the new Medicare provisions, which may change OxyVinyls’ obligations under the plan. Therefore, the retiree medical obligations and costs reported do not reflect the impact of this legislation. Deferring the recognition of the new Medicare provisions’ impact is permitted by Financial Accounting Standards Board Staff Position 106-1 due to open questions about some of the new Medicare provisions and a lack of authoritative accounting guidance about certain matters. The final accounting guidance could require changes to previously reported information.

The following table sets forth the funded status and amounts recognized in OxyVinyls’ consolidated balance sheets for the postretirement benefit plans at December 31, 2003 and 2002 (in thousands):

	2003	2002
Funded status	$(29,348)	$(24,498)
Unrecognized net loss	8,864	6,106

Net amount recognized	$(20,484)	$(18,392)

Accrued benefit liability recognized	$(20,484)	$(18,392)

(12) INCOME TAXES -

Deferred foreign income taxes reflect the future tax consequences of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts. At December 31, 2003 and 2002, OxyVinyls had deferred foreign income tax liabilities of $3.1 million and $2.8 million, respectively, which are included in deferred credits and other liabilities on the consolidated balance sheets. The temporary differences resulting in deferred foreign income tax liabilities are primarily related to property, plant and equipment.

The current and deferred provision/(benefit) for income tax was $1.4 million and $.3 million, net of $(.5) included in cumulative effect of accounting change, respectively, for the year ended December 31, 2003; $2.1 million and $1.6 million, respectively, for the year ended December 31, 2002 and $(1.3) million; and $(.5) million, respectively, for the year ended December 31, 2001.

OXY VINYLS, LP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

(12) INCOME TAXES - (continued)

OxyVinyls is subject to audit by taxing authorities in various tax jurisdictions. Management believes that any required adjustments to OxyVinyls’ tax liabilities will not have a material adverse impact on its financial position or results of operations.

(13) RELATED PARTY TRANSACTIONS -

OxyVinyls sells PVC to PolyOne under the terms of a sales agreement that expires on December 31, 2013. The agreement requires PolyOne and its majority affiliates’ to purchase their annual PVC requirements in North America from OxyVinyls in excess of 290 million pounds. On the first 880 million pounds of PVC supplied in any calendar year, PolyOne will pay a price which is based upon cost and market considerations. PolyOne will purchase all volumes over 880 million pounds in any calendar year at a competitive market price.

OxyVinyls sells VCM to OCC and PolyOne under the terms of separate sales agreements that expire on December 31, 2013. The agreements require that OCC and PolyOne purchase at market price all of their VCM requirements for production of PVC in North America from OxyVinyls. Under the terms of the agreements, PolyOne and OCC receive an integration credit on the first 210 million and 215 million pounds purchased in any year, respectively, to compensate for surrendered purchasing power on major feedstocks.

OxyVinyls’ sales of VCM to OCC under the terms of these agreements were approximately $40.8 million, $31.3 million and $27.5 million for the years ended December 31, 2003, 2002 and 2001, respectively. OxyVinyls’ sales of PVC and VCM to PolyOne under the terms of these agreements were approximately $231 million, $179 million and $184 million for the years ended December 31, 2003, 2002 and 2001, respectively.

OxyVinyls sells chlor-alkali and other specialty products to OCC under the terms of a sales agreement that expires on December 31, 2013. This agreement requires OCC to purchase at market price all chlor-alkali products produced by OxyVinyls that are not required for its internal uses. This agreement also requires OCC to purchase all specialty products produced by OxyVinyls at full manufacturing cost. This agreement also requires OxyVinyls to pay OCC a fee for marketing excess chlor-alkali products to third parties. OxyVinyls sold $104.6 million, $84.0 million and $218.2 million of chlor-alkali and specialty products to OCC during the years ended December 31, 2003, 2002 and 2001, respectively. OxyVinyls paid $13.8 million, $13.3 million and $19.9 million to OCC for the marketing fee during the years ended December 31, 2003, 2002 and 2001, respectively.

OxyVinyls purchases ethylene from Equistar Chemicals LP (“Equistar”), an affiliate of Lyondell Chemical Corporation, an equity investee of OPC, under the terms of two agreements. The first agreement requires that OxyVinyls purchase ethylene at market price, 250 million pounds during the year 2000 and 200 million pounds in each of the years 2001 through 2003 for the LaPorte VCM facility. This agreement expired December 31, 2003. Under the terms of the second agreement, OxyVinyls purchases ethylene requirements for the Deer Park VCM facility at Equistar’s weighted average selling price, as defined in the agreement. This agreement expires on December 31, 2013. OxyVinyls purchased $186.0 million, $157.0 million and $193.1 million of ethylene from Equistar under the terms of these agreements during the years ended December 31, 2003, 2002 and 2001, respectively. In addition, OxyMar purchased ethylene of $184.5 million from Equistar during the period from April 1, 2003 to December 31, 2003, under terms of OCC’s agreement with Equistar.

OXY VINYLS, LP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

(13) RELATED PARTY TRANSACTIONS - (continued)

OxyVinyls purchases chlorine from the Sunbelt Chlor Alkali Partnership, an equity investee of PolyOne (“Sunbelt”), under the terms of an agreement that expires on December 31, 2094. This agreement requires OxyVinyls to purchase at market price, less a discount, all chlorine produced by Sunbelt at its chlorine manufacturing process facility in McIntosh, Alabama, up to a maximum of 250 thousand tons per year. OxyVinyls purchased $52.7 million, $30.5 million and $9.8 million of chlorine from Sunbelt under the terms of this agreement during the years ended December 31, 2003, 2002 and 2001, respectively.

OxyVinyls purchases VCM from OxyMar under the terms of a VCM purchase agreement that runs until such time as OPC, either directly or through its affiliates, ceases to own an equity interest in OxyMar. The agreement requires OxyVinyls to purchase each year at market prices a minimum of 700 million of the first 1.1 billion pounds of VCM produced and 530 million pounds of the next 1 billion pounds produced by OxyMar. Total purchases under this agreement were $99.9 million for the three months ended March 31, 2003, and $308.9 million and $290.7 million for the years ended December 31, 2002 and 2001, respectively. With the consolidation of OxyMar, purchases subsequent to April 1, 2003 were treated as intercompany transactions and eliminated in consolidation.

OxyVinyls incurs costs charged by OCC and PolyOne under the terms of various service and shared facilities agreements. These agreements are in effect generally so long as services continue to be provided between parties and/or facilities continue to be shared. Under the provisions of these agreements, OxyVinyls receives from and makes payments to PolyOne and OCC for shared facilities at Louisville, Kentucky; Pedricktown, New Jersey and Pasadena, Texas. In some cases the agreements contain renewal options at negotiated prices. The net total of these costs were approximately $.7 million, $.8 million and $.8 million for the years ended December 31, 2003, 2002 and 2001, respectively. Additionally, OxyVinyls incurred the following costs payable to OCC and PolyOne (in millions).

	OCC	PolyOne
Administrative and other support services
For the year ended December 31, 2003	$25.9	$2.2
For the year ended December 31, 2002	24.2	2.3
For the year ended December 31, 2001	25.6	2.9
OxyMar support and services fee
For the nine months ended December 31, 2003	$3.7	$—
Net railcar rent expense (income)
For the year ended December 31, 2003	$3.1	$—
For the year ended December 31, 2002	3.7	—
For the year ended December 31, 2001	5.6	—

OxyVinyls had a net payable to OCC of $38.5 million as of December 31, 2003 and a net receivable from OCC of $2.4 million as of December 31, 2002.

OXY VINYLS, LP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

(13) RELATED PARTY TRANSACTIONS - (continued)

OxyVinyls had a net payable to PolyOne of $1.0 million and $.3 million as of December 31, 2003 and 2002, respectively. The amounts due to PolyOne do not include trade receivables of $11.4 million and $16.6 million payable to ORC by PolyOne as of December 31, 2003 and 2002. (See Notes 1 and 4.)

(14) TEMPORARY IDLING OF DEER PARK, TEXAS FACILITY -

In December 2001, OxyVinyls announced the temporary idling of its Deer Park, Texas chlor-alkali plant due to low industry capacity utilization and low product market selling prices. As of December 31, 2001, OxyVinyls had accrued $10.7 million for future employee severance and $3.1 million for liabilities associated with temporary idling of the Deer Park plant. In 2002, OxyVinyls recognized an additional $2.2 million of expense associated with the temporary plant idling plus an additional expense of $17.0 million in the third quarter related to the permanent closing of specific production assets included in the idled plant. The permanent closure costs included $14.5 million for the impairment of the fixed assets as well as $2.5 million for decommissioning costs. As of December 31, 2003, OxyVinyls had fully utilized the accrual for future employee severance liabilities and decommissioning costs. The plant had a net property carrying value by OxyVinyls at the end of 2003 of approximately $117.1 million, which is anticipated to be realized through future operations upon the restart of the plant. (See Note 6.) OxyVinyls will maintain the Deer Park chlor-alkali plant in a standby mode pending further strengthening in the overall economic conditions and improved demand for caustic soda that also results in improved margins.

OXY VINYLS, LP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

(15) VALUATION AND QUALIFYING ACCOUNTS -

Severance of $10.7 million related to the Deer Park Facility was recorded in 2001. These costs were recorded in selling, general and administrative and other operating expenses. (See Note 14.) Severance of $6.1 million, $1.5 million and $5.1 million was recorded for the years ended December 31, 2003, 2002 and 2001, respectively, relating to cost reduction and restructuring programs. These costs were recorded to accrued liabilities and the amounts charged to expense were recorded to selling, general and administrative and other operating expenses.

The following table presents the activity of certain valuation and qualifying accounts for the years ended December 31, 2003, 2002 and 2001 (in millions).

	Balance at Beginning of Period	Charged to Expense	Deductions		Adjustment		Balance at End of Period
For the year ended December 31, 2003
Allowance for doubtful accounts	$—	$—	$(1.1)		$1.1	(c)	$—
Allowance for long-term doubtful accounts	$—	$—	$—		$—		$—
Severance and other obligations	$3.3	$6.1	$(5.6	)(a)	$—		$3.8

For the year ended December 31, 2002
Allowance for doubtful accounts	$—	$—	$(3.7)		$3.7	(c)	$—
Allowance for long-term doubtful accounts	$2.2	$—	$(2.2)		$—		$—
Severance and other obligations	$12.0	$1.5	$(10.2	)(a)	$—		$3.3

For the year ended December 31, 2001
Allowance for doubtful accounts	$—	$3.2	$(1.1)		$(2.1	)(c)	$—
Allowance for long-term doubtful accounts	$4.5	$—	$—		$(2.3	)(b)	$2.2
Severance and other obligations	$.9	$15.8	$(4.7	)(a)	$—		$12.0

(a)	Payments under the Partnership’s plan for termination and relocation of certain employees.
(b)	Adjusted to income.
(c)	Allowance balance transferred to ORC, net.